# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: eToro Group Ltd., CIK 0001493318
CUSIP: G32089107
Title of class of securities: Class A common shares, no par value per share
Address of issuer's principal executive offices: 30 Sheshet Hayamim St.,, Bnei Brak,, Israel, Israel (L3), 5120261
Date of event which requires filing of this statement: 05/15/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002078321

## Reporting persons
- China Vered Financial Holding Corporation Limited: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Hong Kong (K3); sole voting power 0; shared voting power 4,421,953; sole dispositive power 0; shared dispositive power 4,421,953; aggregate amount beneficially owned 4,421,953 (8.9% of the class)
  Comment: All shares are held of record by SPC (as defined in Item 2(a) below) and consists of (i) 2,029,077 Class A common shares and (ii) 2,392,876 Class A common shares issuable upon conversion of Class B common shares. SPC is the wholly owned subsidiary of CVCC (as defined in Item 2(a) below); CVCC is the wholly owned subsidiary of CVFI (as defined in Item 2(a) below); and CVFI is the wholly owned subsidiary of CVFH (as defined in Item 2(a) below). Each of SPC, CVCC, CVFI and CVFH may be deemed to share voting, investment and dispositive power with respect to these securities.
  
  Based on 49,613,742 shares outstanding, comprised of (i) 47,220,866 Class A common shares outstanding as of May 14, 2025, as reported by the Issuer in its prospectus filed with the Securities and Exchange Commission (the "Commission") on May 15, 2025 (the "Prospectus"), plus (ii) an aggregate of 2,392,876 Class A common shares issuable upon conversion of Class B common shares held of record by the SPC.
- China Vered Financial Investment Management Limited: type of reporting person: corporation (CO); citizenship or place of organization: Hong Kong (K3); sole voting power 0; shared voting power 4,421,953; sole dispositive power 0; shared dispositive power 4,421,953; aggregate amount beneficially owned 4,421,953 (8.9% of the class)
  Comment: All shares are held of record by SPC and consists of (i) 2,029,077 Class A common shares and (ii) 2,392,876 Class A common shares issuable upon conversion of Class B common shares. SPC is the wholly owned subsidiary of CVCC; CVCC is the wholly owned subsidiary of CVFI; and CVFI is the wholly owned subsidiary of CVFH. Each of SPC, CVCC, CVFI and CVFH may be deemed to share voting, investment and dispositive power with respect to these securities.
  
  Based on 49,613,742 shares outstanding, comprised of (i) 47,220,866 Class A common shares outstanding as of May 14, 2025, as reported by the Issuer in the Prospectus, plus (ii) an aggregate of 2,392,876 Class A common shares issuable upon conversion of Class B common shares held of record by the SPC.
- China Vered Capital (Cayman) Limited: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 4,421,953; sole dispositive power 0; shared dispositive power 4,421,953; aggregate amount beneficially owned 4,421,953 (8.9% of the class)
  Comment: All shares are held of record by SPC and consists of (i) 2,029,077 Class A common shares and (ii) 2,392,876 Class A common shares issuable upon conversion of Class B common shares. SPC is the wholly owned subsidiary of CVCC; CVCC is the wholly owned subsidiary of CVFI; and CVFI is the wholly owned subsidiary of CVFH. Each of SPC, CVCC, CVFI and CVFH may be deemed to share voting, investment and dispositive power with respect to these securities.
  
  Based on 49,613,742 shares outstanding, comprised of (i) 47,220,866 Class A common shares outstanding as of May 14, 2025, as reported by the Issuer in the Prospectus, plus (ii) an aggregate of 2,392,876 Class A common shares issuable upon conversion of Class B common shares held of record by the SPC.
- CM SPC acting on behalf of CM Equities SP: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 4,421,953; sole dispositive power 0; shared dispositive power 4,421,953; aggregate amount beneficially owned 4,421,953 (8.9% of the class)
  Comment: All shares are held of record by SPC and consists of (i) 2,029,077 Class A common shares and (ii) 2,392,876 Class A common shares issuable upon conversion of Class B common shares. SPC is the wholly owned subsidiary of CVCC; CVCC is the wholly owned subsidiary of CVFI; and CVFI is the wholly owned subsidiary of CVFH. Each of SPC, CVCC, CVFI and CVFH may be deemed to share voting, investment and dispositive power with respect to these securities.
  
  Based on 49,613,742 shares outstanding, comprised of (i) 47,220,866 Class A common shares outstanding as of May 14, 2025, as reported by the Issuer in the Prospectus, plus (ii) an aggregate of 2,392,876 Class A common shares issuable upon conversion of Class B common shares held of record by the SPC.

## Item 1. Issuer
Name of issuer: eToro Group Ltd.
Address of issuer's principal executive offices: 30 Sheshet Hayamim St., Bnei Brak, Israel 5120261

## Item 2. Person Filing
Name of person filing:
China Vered Financial Holding Corporation Limited ("CVFH"), a company incorporated under the laws of Hong Kong. The shares of CVFH are listed on the Main Board of The Stock Exchange of Hong Kong Limited (stock code: 245);

China Vered Financial Investment Management Limited ("CVFI"), a company incorporated under the laws of Hong Kong;

China Vered Capital (Cayman) Limited ("CVCC"), a company incorporated under the laws of the Cayman Islands; and

CM SPC ("SPC"), a segregated portfolio company incorporated under the laws of the Cayman Islands, acting on behalf of CM Equities SP, a segregated portfolio of the SPC.

(each, a "Reporting Person" and, collectively, "Reporting Persons")

The agreement among the Reporting Persons to file jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act is attached hereto as Exhibit 99.1. Each Reporting Person disclaims beneficial ownership of all securities reported in this Statement except to the extent of such Reporting Person's pecuniary interest therein, if any, other than those securities reported herein as being held directly by such Reporting Person.
Address of principal business office or, if none, residence: The principal business address of each of the Reporting Persons named in Item 2(a) is Suites 2803-04, 28/F, South Island Place, 8 Wong Chuk Hang Road, Hong Kong.
Citizenship: For each of CFVH and CVFI, Hong Kong. For each of CVCC and SPC, the Cayman Islands.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 4,421,953
Percent of class: 8.9 %
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: See cover page tables above. Percentage ownership based on 49,613,742 shares outstanding, comprised of (i) 47,220,866 Class A common shares outstanding as of May 15, 2025, as reported by the Issuer in the Prospectus, plus (ii) an aggregate of 2,392,876 Class A common shares issuable upon conversion of Class B common shares held of record by the SPC.
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: See cover page tables above.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
99.1 Joint Filing Agreement

## Signatures
- China Vered Financial Holding Corporation Limited: /s/ Xie Fang, Xie Fang, Director (08/04/2025)
- China Vered Financial Investment Management Limited: /s/ Xie Fang, Xie Fang, Director (08/04/2025)
- China Vered Capital (Cayman) Limited: /s/ Xie Fang, Xie Fang, Director (08/04/2025)
- CM SPC acting on behalf of CM Equities SP: /s/ Xie Fang, Xie Fang, Director (08/04/2025)